Exhibit 99.1

MI Developments Inc.

455 Magna Drive
Aurora, Ontario
Canada L4G 7A9

MI Developments Inc. Announces Appointment of Tom Heslip as CEO

December 1, 2011 — Aurora, Ontario, Canada - MI Developments Inc. (“MID”) (TSX:  MIM / NYSE: MIM) announced today the appointment of Tom Heslip as Chief Executive Officer and as a Director. Mr. Heslip replaces Bill Lenehan, who had served as MID’s Interim CEO and as a Director.

Mr. Heslip has had a 29-year career covering commercial property development, investment, management and operations in Canada, the United States, Asia and Europe. He is currently with GWL Realty Advisors in Toronto and prior to that served as President and CEO of Realex Properties Corporation until Realex’s sale to Dundee Real Estate Investment Trust in February 2011.  He has previously held senior management positions with Fortress Canada, Goldman Sachs, CIBC Development Corp. and Cadillac Fairview Limited. The Board of Directors of MID looks forward to Mr. Heslip’s leadership as MID proceeds to execute the strategic plan announced on October 25, 2011.

The Board of Directors also wishes to recognize and thank Bill Lenehan for his significant contribution to MID.  This includes structuring the Plan of Arrangement which closed June 30, 2011 and eliminated MID’s dual class share structure, his work in recruiting a strong new senior management team, and his leadership in the development of MID’s strategic plan.  Mr. Lenehan will be working with Mr. Heslip to ensure a smooth transition over the next few weeks and will thereafter continue to be available to consult to MID over the next several months.

Mr. Lenehan noted, “With the strategic plan in place, I am satisfied my work as Interim CEO is complete, and I am pleased that the Board of Directors has selected Tom, a seasoned real estate executive with a strong track record, to build on the foundation we have created.”

About MID

MID is a Canadian-based real estate company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio of properties in North America and Europe leased primarily to operating subsidiaries of Magna.

For more information, please contact:

G. Wesley Voorheis

Director and Chairman

(416) 947-1400